NOL

09046100

RECEIVED
2009 MAY 18 A 3:74

24 April 2009

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the appointment of a new Chief Human Resources Officer. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(New CHRO) - 24Apr09.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	24-Apr-2009 17:20:31
Announcement No.	00090

>> Announcement Details

The details of the announcement start here ...

Announcement Title * New Chief Human Resources Officer

Description

Neptune Orient Lines Limited ("NOL") today announced that Ms Kuok Lay Hoon will assume the role of Chief Human Resources Officer for the Group with effect from 1 June 2009.

Ms Kuok was previously NOL's Chief Human Resources Officer from January to December 2006 prior to establishing a human resource consultancy business. Earlier in her career, she held senior Human Resources positions with JPMorgan, and served with Singapore's National Trade Union Congress.

BY THE ORDER OF THE BOARD

Marjorie Wee/Wong Kim Wah (Ms)
Company Secretaries

Dated: 24 April 2009

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27 April 2009

SUPPL

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 3, 2009. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2009\Letters to SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P3, 2009) - 27Apr09.DOC

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption No. 82-2605

Print this page

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	27-Apr-2009 17:16:29
Announcement No.	00063

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 3, 2009
Description	Attached is the operating performance for the 4 weeks (Period 3) from 7 March 2009 to 3 April 2009.
Attachments	NOL_Operating_Performance_for_P3_2009.pdf Total size = **33K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)

NOL

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number :
196800632D

27 April 2009

NOL's container shipping operating performance for the 4 weeks (Period 3) from 7 March 2009 to 3 April 2009 are as follows:

	Period 3, 2009	Period 3, 2008	% Change		YTD 2009	YTD 2008	% Change
Container Shipping							
a) Volume (FEU)	155,400	198,300	(22)		481,600	662,900	(27)
b) Average Revenue Per FEU (US$/FEU)	2,347	2,930	(20)		2,474	2,934	(16)

For the four weeks of P3, 2009, container shipping volumes declined 22% while average revenue per FEU (Forty-foot Equivalent Unit) declined 20% over the same period last year. The decrease in volume was due to the decline in demand on all major trade lanes in view of the current global economic downturn. Lower average revenue per FEU was due to lower core freight rates and lower bunker recovery.

P3 YTD, 2009 container shipping volumes declined 27% while average revenue per FEU declined 16% over P3 YTD, 2008 levels.

Note : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.

SEC Exemption
No. 82-2605

APL Average Revenue per FEU (updated as at Period 3, 2009)



APL Average Revenue per FEU (2005-2009)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 3, 2009
Y-o-Y : -20%
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
P5 08
P6 08
P7 08
P8 08
P9 08
P10 08
P11 08
P12 08
P1 09
P2 09
P3 09
Period